SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Oil and Natural Gas Production on April

Rio de Janeiro, May 18th, 2015 – Petróleo Brasileiro S.A. – Petrobras announces that, on April 2015, its oil and natural gas production was 2 million 785 thousand oil equivalent per day (boed), in Brazil and abroad, 0.8% above the volume registered on March of the same year, which was 2 million 764 thousand boed.

Among such total, 2 million 596 thousand boed were produced in Brazil and 189 thousand boed abroad. The production of 2 million 785 thousand oil equivalent per day (boed) is 8.8% above the volume produced on April 2014, which represented 2 million 560 thousand boed.

Oil and Gas Production in Brazil

On April, Petrobras´ total production of oil and natural gas in Brazil was 2 million 596 thousand barrels of oil equivalent per day (boed), 0.8% above the volume registered in the previous month (2 million 574 thousand boed).

Petrobras´ total production of oil and natural gas in Brazil – which includes a portion produced to partner companies – was 2 million and 886 thousand boed, 1.8% above the registered level on March (2 million 834 thousand boed).

On April, Petrobras´ exclusive oil production in Brazil was 2 million 134 thousand boed, 1.2% above the production registered on March, which was 2 million 108 thousand boed. Such increase is mainly due to the production growth of FPSOs Cidade de Manguaratiba, located in the Sapinhoá Norte field, and Cidade de Ilhabela, in Iracema do Sul – both at the Santos´ basin ”pre-salt” – besides the smallest quantity of platforms´ scheduled maintenance shutdowns.

The oil production operated in the country was 2 million 346 thousand bpd. 2.1% above the previous month (2 million 297 thousand bpd).

The own production of natural gas in Brazil, excluding the liquefied volume, was 73 million m³/d on April, keeping the same level of the previous month.

The natural gas production without liquefied operated by Petrobras in Brazil, including the portion to partner companies, was 86 million m³/d.

The usage of produced gas reached 96.1% on April.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

New records at “pre-salt”

On April 11th, Petrobras reaches its own daily production record at the “pre-salt” layer of Santos and Campos basins, with 590 thousand barrels of oil per day (bdp). Furthermore, the production operated by the Company at the “pre-salt” reached a daily peak of 802 thousand bpd in the same day.

Other April highlights were the own monthly production records of 503 thousand bpd at “pre-salt” and operated production of 715 thousand bpd.

Production abroad

On April, 189.5 thousand barrels of oil equivalent per day (boed) were produced abroad, 0.2% below 189.8 thousand boed produced in the previous month.

On April, the average oil production was 102.2 thousand of oil barrels per day (bpd), 0.2% above 101.9 thousand bpd produced in the previous month. Such increase was mainly due to production ramp-up of new productive wells in Saint Malo and Lucius basins in the US and higher production at Akpo field, in Nigeria. The sale of basins in the Southern Basin, in Argentina, compensated such production growth.

The natural gas average production abroad was 14.8 million m³/d, 0.6% below 14.9 million m³/d produced in the previous month. The sale of basins in the Southern Basin, in Argentina, compensated the startup production of the Hadrian South basin, in the US.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.